March 26, 2020

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: Algonquin Power & Utilities Corp.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	June 4, 2020
Record date for notice:	April 20, 2020
Record date for voting:	April 20, 2020
Beneficial ownership determination date:	April 20, 2020
Securities entitled to notice:	Common Shares
Securities entitled to vote:	Common Shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Trust Central Services
AST Trust Company (Canada)